Calculation of Performance Information for Advertisement of Performance



The Registrant expects to use inception-to-date performance data, as well as 1 year, 3 year, 5 year and 10 year figures. While the Sub-accounts to be offered are new, standard performance data will be based on: (a) the charges assessed against the annuities and the Sub-accounts; and (b) the performance of the underlying mutual fund portfolios from the inception of such portfolios.
Non-standard performance data will be based on the performance of the Sub-accounts only, and will not take into consideration any applicable sales charges or maintenance fees. Non-standard return will only be used when accompanied by standard return data. The Registrant also expects to use current and effective yield performance data in advertising the money-market type account.

Current and effective yield is to be calculated for a hypothetical Annuity and based on the performance of any money-market type Sub-accounts during the last seven days of the calendar quarter ending prior to the date of the advertisement. At the beginning of such period, the hypothetical Annuity is assumed to have a balance of one Unit in the money market-type Sub-account.

         (a) The current yield will be computed by determining the net change, exclusive of capital changes, in the value of the aforementioned Unit during the seven-day period, subtracting a hypothetical charge reflecting the charges against an Annuity, and dividing the difference by the value of the Unit at the beginning of the seven-day period to obtain a base period return, and then multiplying such base period return by (365/7) with the resulting yield figure carried to at least the nearest 100th of one percent.

         (b) The effective yield is determined by taking the base period return noted above and compounding by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the formula EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)365/7 ]- 1.

Standard and non-standard return will be calculated as of the end of each calendar quarter. The formulas for calculating standard return for periods of 1-year, 3 years and from inception-to-date are shown below. The formulas for periods of 5 and 10 years would follow the pattern for the 3 year period.

Standard return for the class of contracts being offered in an advertisement that includes performance data will at least show figures based on the maximum charges and fees for that class. Annuities may be offered to certain groups or under group contracts where various charges and fees may be eliminated or reduced. Therefore, advertising to persons eligible for such Annuities will be shown performance data related to the particular class of contract being offered. In addition to the data based on maximum applicable charges, performance data may be provided based on the assumption that no maintenance fee applies because the Purchase Payment and Account Value are in excess of $50,000.

In the formulas that follow, Class I represents Annuities subject to the maximum charges and fees. Class II represents Annuities subject to the maximum sales charge but no applicable maintenance fee. The formulas assume a single Purchase Payment of $1,000.

The formulas are as shown on the following pages.



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     A. Standard Total Return: 1-Year; Class I

Standard Total Return = (1 - x)(1+ y)(1 - z) -1; where:

x = The maximum sales charge of 1.50%;

y = Sub-account total return for the year ending on the last Valuation Period of the most recent calendar quarter; and

z = 0.2% This percentage is the maximum $35 maintenance fee converted to a percentage of assets for the period. Such conversion assumes an average purchase payment based: (a) on an estimated average purchase payment of $17.500, for total return as quoted prior to June 30, 1994; and (b) for total return quotations provided on or after June 30, 1994, on an average payment based on Annuity sales in the prior calendar year for the applicable annuity plan for which the initial purchase payment is under $50,000.

B.       Standard Total Return 1-Year; Class II

         Standard Total Return = (1 - x)(1 + y) -1; where:

         x =      The maximum sales charge of 1.50%; and

         y = Sub-account total return for the year ending on the last Valuation Period of the most recent calendar quarter.

C.       Non-standard Total Return 1-Year; Either Class

                  Non-standard Total Return = Sub-account total return for the year ending on the last Valuation Period of the most recent calendar quarter.

D.       Standard Total Return 3 Years; Class I
                  Standard Total Return = [(l - x)(1 + y)(1 - z)3] 1/3 1; where: x = The maximum sales charge of 1.50%;

                  y = Sub-account total return for the 3-year period ending on the last Valuation Period of the most recent calendar quarter; and

                  z = 0.2% This percentage is the maximum $35 maintenance fee converted to a percentage of assets for the period. Such conversion assumes an average purchase payment based: (a) on an estimated average purchase payment of $17,500, for total return as quoted prior to June 30, 1994; and (b) for total return quotations provided on or after June 30, 1994, on an average payment based on Annuity sales in the prior calendar year for the applicable annuity plan for which the initial purchase payment is under $50,000.

E.       Standard Total Return 3 Years; Class II

                  Standard Total Return = [(1 - x)(1 + y)] 1/3 - 1; where: x = The maximum sales charge of 1.50%; and

                  y = Sub-account total return for the 3-year period ending on the last Valuation Period of the most recent calendar quarter.

F.       Non-standard Total Return 3 Years; Either Class

                  Non-standard Total Return = Sub-account total return for the 3-year period ending on the last Valuation Period of the most recent calendar quarter.

G.       Standard Total Return Inception-to-date; Class I

                  Standard Total Return = [(l - x)(1 + y)(1 - z)T]365/N - 1;

                  x = The maximum sales charge of 1.50%;

                  y = Sub-account total return for the period beginning on the "inception date" (the date operations commenced) for the applicable underlying mutual fund and ending on the last Valuation Period of the most recent calendar quarter;

                  z = 0.2% This percentage is the maximum $35 maintenance fee converted to a percentage of assets for the period. Such conversion assumes an average purchase payment based: (a) on an estimated average purchase payment of $17,500, for total return as quoted prior to June 30, 1994; and (b) for total return quotations provided on or after June 30, 1994, on an average payment based on Annuity sales in the prior calendar year for the applicable annuity plan for which the initial purchase payment is under $50,000;

                  N = The number of days from the inception date to the last Valuation Period of the most recent calendar quarter; and

                  T = The duration in years of an Annuity as if issued on the inception date and in force on the Valuation Period of the most recent calendar quarter.

H.       Standard Total Return Inception-to-date; Class II

                  Standard Total Return = [(1 - x)(1 + y)]365/N - 1; where:

                  x = The maximum sales charge of 1.50%;

                  y = Sub-account total return for the period beginning on the inception date for the applicable underlying mutual fund and ending on the last Valuation Period of the most recent calendar quarter; and

                  N = The number of days from the inception date to the last Valuation Period of the most recent calendar quarter.

  I.     Non-standard Total Return Inception-to-date; Either Class

         Non-standard Total Return = Sub-account total return for the period beginning on the date operations commenced for the applicable underlying mutual fund and ending on the last Valuation Period of the most recent calendar quarter.